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811 CREPES

Creperie

Birmingham, AL 35233
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THE PITCH
811 CREPES is seeking investment to obtain signature guarantee for our brick-and-mortar location, purch
capital, and other startup costs.
First LocationOperating Pop-upsGenerating Revenue
This is a preview. It will become public when you start accepting investment.
OUR STORY

In 2014-2015, Brian lived in Barcelona, Spain to train for tennis. One day, his roommate and he started tal
dorm room to their classmates at the tennis academy. They ordered a machine right and it came in the m
predicted, their business idea took off (so much so that one of their customers ended up buying his own
In December 2020, Brian's dad told him "you got to do it again." So, Brian ordered a couple of crepe mac
(this friend knew so many people at UAB (where Brian and his friend went to school) to see if he could se
(apartment #811 (any guesses where the name came from?)). He agreed, and a few days later, they were
2021, to their friends from 9:30 pm-2:00 am. The first night they sold 11, then 22 on Friday, and 23 on Sa
then 34, and 43 on Saturday. Sales were booming like crazy and 811 Crepes quickly became the talk of tl
TikTok account had 80k followers. Unintended at first, but what became the norm for the crepe shop, wa
(loud rap and french pop music, LED lights, beer pong, darts, and dancing). This quickly shaped the brar

MARCH 2021

811 Crepes transitions to doing only catering and pop-up events

MAY 17 2021
Incorporated

811 Crepes becomes 811 CREPES LLC

THE TEAM
Jibran "Brian" Ijlal Akhtar
Mr.

Founder and CEO of 811 CREPES LLC

Months of experience in serving crepes and entertaining guests through food and parties

Other Companies

Founded the American Tennis Federation in 2016 (2016-2017)

tennis tournament organization that created more competitive match play while also making players feel

doubled number of tournament participants 100% YoY

StrategyTennis.io (August 2020 - Present)

the world's first tennis player review website

advanced tennis match tracker that tracks 30x more data than traditional match trackers

Allows people from anywhere in the world to see live scores of any match being tracked with more match apps

Web App Freelancer (April 2021 - Present)

programs web apps for startup companies looking for rapid development to prototype and validate their

Graduated from UAB in Entrepreneurship

Received Outstanding ENT Senior Award

Customer service

Cooking Crepes ;)

This is a preview. It will become public when you start accepting investment.

83,000 people

Social Media Followers

86.85%

Gross Margin

$150,797

Projected Annual Revenue

$52,344

Projected Monthly Revenue

1,200 sq. ft.

Floor Space

2021

Founded

CREPES

Previous

Next

This is a preview. It will become public when you start accepting investment.

OUR MISSION

We elevate daily experiences for college and young professional aged adults who need a place to study o
our leadership team and cooking and brewing staff, the needs of our patrons, and the gaps of cuisine an
enable and inspire us to serve our constituents. Our uniquely inspired model combines serving french-sty
beverages in the morning with a late night dessert crepe destination that plays dance music and provides
patrons with a tech-oriented approach. Our impact is shown through patrons performing better on exams
and experiencing more memorable and enjoyable nights with friends. Our purpose is to make an impact o
and an incredible environment.

Tech-oriented

Customer experience focus

Attention to detail

Innovative

Elevate daily experiences

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Miscellaneous $7,538 $9,422 $11,306 $13,002 $14,628

Payroll Taxes $14,726 $17,138 $21,507 $24,242 $24,969

Operating Profit $247,327 $345,516 $416,075 $496,165 $595,839

This information is provided by 811 CREPES. Mainvest never predicts or projects performance, and has n

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

SWOT Analysis.docx

Business Plan.docx

Five-Year Financial Plan.xlsx

Pitch Deck.pptx

Investment Round Status

Target Raise $25,000

Maximum Raise $75,000

Amount Invested $0

Investors 0

Investment Round Ends August 16, 2021

Summary of Terms

Legal Business Name 811 CREPES LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 1%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2028

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the 811 CREPES LLC's fundraising. Howe

additional funds from alternate sources at a later date.

No operating history

811 CREPES LLC was established in May 2021. Accordingly, there are limited financial statements and inf

evaluating this investment opportunity, investors should consider factors outlined in the risk section as w

Forecasted milestones

811 CREPES LLC forecasts the following milestones:

Larger companies typically have in place strict accounting controls. Smaller companies typically lack thes
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with ne
LLC competes with many other businesses, both large and small, on the basis of quality, price, location, a
customer preference away from 811 CREPES LLC's core business or the inability to compete successfully
could negatively affect 811 CREPES LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in 811 CREPES LLC's management or vote on an
regarding 811 CREPES LLC. Furthermore, if the founders or other key personnel of 811 CREPES LLC were
unable to work, 811 CREPES LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of s
various assumptions regarding operations. The validity and accuracy of these assumptions will depend ir
811 CREPES LLC and the key persons will have no control. Changes in assumptions or their underlying fa
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from t
there can be no assurance that the actual operating results will correspond to the forecasts provided her
newly established entity and therefore has no operating history from which forecasts could be projected

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mo
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell yo
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given th
hold your investment for its full term.

The Company Might Need More Capital

811 CREPES LLC might need to raise more capital in the future to fund/expand operations, buy property a
market its services, pay overhead and general administrative expenses, or a variety of other reasons. The
capital will be available when needed, or that it will be available on terms that are not adverse to your inte
is unable to obtain additional funding when needed, it could be forced to delay its business plan or even c

Changes in Economic Conditions Could Hurt 811 CREPES LLC

is far more limited than the information that would be required of a publicly-reporting company; and 811 (
annual information in certain circumstances.

Uninsured Losses

Although 811 CREPES LLC will carry some insurance, 811 CREPES LLC may not carry enough insurance t
business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against,
811 CREPES LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cor
antitrust laws, and health care laws, could negatively affect 811 CREPES LLC's financial performance or a
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of 811 CREPES LLC's management will coincide: you both
successful as possible. However, your interests might be in conflict in other important areas, including th
act conservative to make sure they are best equipped to repay the Note obligations, while 811 CREPES Ll
invest in the business. You would like to keep the compensation of managers low, while managers want t

Future Investors Might Have Superior Rights

If 811 CREPES LLC needs more capital in the future and takes on additional debt or other sources of finar
rights superior to yours. For example, they might have the right to be paid before you are, to receive large
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exch

Any company whose securities are listed on a national stock exchange (for example, the New York Stock
rules about corporate governance that are intended to protect investors. For example, the major U.S. sto
to have an audit committee made up entirely of independent members of the board of directors (i.e., dire
relationships with 811 CREPES LLC or management), which is responsible for monitoring 811 CREPES LL
LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 811 CREPE
than your initial expectations.

You Do Have a Downside

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for exam
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has oc
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future

Limited Operating History

811 CREPES LLC is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

811 CREPES LLC is still in the process of securing a location to lease, which will be necessary to conduct
LLC is unable to find and secure a location that is adequate, investors may lose some or all of their invest

This information is provided by 811 CREPES. Mainvest never predicts or projects performance, and has n
For additional information, review the official Form C filing with the Securities and Exchange Commission
This is a preview. It will become public when you start accepting investment.
Investor Discussion
811 CREPES isn't accepting investments right now, but is trying to get a sense of how they should structu
provide any money, and we won't be accepting money or selling securities, until all of its forms with the S
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, yo
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